Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mazevo Coffee Corporation
5229 KING AVE W
BILLINGS, MONTANA 59106
https://www.mazevocoffee.com/

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Mazevo Coffee Corporation
Address: 5229 KING AVE W, BILLINGS, MONTANA 59106
State of Incorporation: DE
Date Incorporated: May 22, 2024

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perks

Tier 1

Invest $500+ within the first two weeks and receive a $250 gift card.

Tier 2

Invest $1,000+ within the first two weeks and receive a $350 gift card and 10% bonus shares.

Tier 3

Invest $5,000+ within the first two weeks and receive a $400 gift card and 15% bonus shares.

Tier 4

Invest $10,000+ within the first two weeks and receive a $400 gift card, one 12oz bag of coffee per month for 12 months, and 20% bonus shares.

Tier 5

Invest, $20,000+ within the first two weeks and receive a $450 gift card a year for 3 years, one 12oz bag of coffee per month for 12 months, and 25% bonus shares.

Tier 6

Invest $50,000+ within the first two weeks and receive a $500 gift card a year for 5 years, one 12oz bag of coffee per month for 12 months, an optional feature on Mazevo magazine, and 30% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive a $50 gift card.

Tier 2

Invest $1,000+ and receive a $100 gift card.

Tier 3

Invest $5,000+ and receive a $200 gift card and 5% bonus shares.

Tier 4

Invest $10,000+ and receive a $300 gift card and 10% bonus shares.

Tier 5

Invest $20,000+ and receive a $400 gift card and 15% bonus shares.

Tier 6

Invest $50,000+ and receive a $500 gift card, one bag of coffee every month for a year, and 20% bonus shares.

(All gift cards will be the choice of in-store OR online)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mazevo Coffee will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Reservation Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Mazevo Coffee (Greek for "to gather"), blends convenience and quality with our drive-thru concept. We create community and connection with personalized service, encouraging people to Love One Another. Starting from a garage in Montana, founders Tyler, Daniel, and Damion are opening their seventh shop in 2024.

Mazevo Coffee is transforming the drive-thru coffee experience, offering fresh, handcrafted coffee with a focus on convenience and quality, meeting a growing demand in the fast-casual market. With $4M in revenue in 2023 and rapid expansion to nine locations, Mazevo Coffee is capitalizing on the Northwest's thriving coffee culture, setting records with daily store visits. Our company is driven by a mission to support communities. Your investment will fund new store openings and enhance community impact through initiatives like micro-loans for coffee farmers.

Our business model focuses on drive-thru sales, which generate 70-80% of our revenue by catering to on-the-go customers. We complement this with in-store purchases and digital sales via the Mazevo Coffee mobile app and delivery services like DoorDash. Our leadership has ensured that our baristas are trained in the art of hand-crafted coffee using non-automated machines.

Mazevo Coffee Corporation was incorporated as a Delaware Corporation on 5/22/2024. Mazevo Coffee Corporation wholly owns the following subsidiaries: Hyline Contracting, LLC (Advertising & Marketing), Livehislove LLC (Retail Coffee Shops), Mazevo Coffee of Bozeman LLC (Retail Coffee Shops in Bozeman), Mazevo Coffee Roasters LLC (Manufacturing - Roasting & Packaging), Sparrow Distribution LLC (Distribution & Logistics).

Competitors and Industry

Target Markets:

Geographic Regions: Mazevo Coffee currently operates 6 locations in Montana—4 in Billings, 1 in Laurel, and 1 in Bozeman. Additionally, a 7th location is under construction in Missoula with an opening date planned for Q4 2024. Expansion plans include more Montana cities like Great Falls and potentially moving into the Boise, Idaho area in the next couple of years.

Primary Demographics: Mazevo Coffee primarily targets markets consisting of coffee enthusiasts, including young adults and working professionals aged 16-45. These individuals typically have a medium income level and reside in middle-class communities in urban and suburban areas. Additionally, Mazevo Coffee appeals to outdoorsy Christians who appreciate adventure and community connections, as well as customers seeking a fast-casual coffee experience with drive-thru convenience.

Specific Characteristics: Mazevo Coffee's target customers include students, professionals, and employees. They are typically single or newly married, as well as parents of younger or older children. The brand is popular among a wide swath of the population in the middle to upper classes. Around 70% of Mazevo Coffee's Instagram followers are female, and 30% are male.

Estimated Market Value:

Market Size: The coffee and snack shops industry in Montana has a market size of approximately $215 million, with 485 businesses and 3,477 industry employments. As of 6/06/24

https://www.ibisworld.com/us/industry/montana/coffee-snack-shops/30614/

Total Addressable Market (TAM): Mazevo Coffee's TAM in Montana includes both residents and tourists who are coffee consumers, with a focus on specific demographic groups and geographic regions where the chain operates or plans to expand. As of 2022, Montana had an estimated population of around 1.1 million people.

https://www.census.gov/quickfacts/MT

Coffee Consumption Trends: Coffee consumption in Montana varies, with drip coffee being popular among older generations and frappes and iced coffees, especially cold foam cold brews, being favored by the younger crowd. Seasonal variations in coffee consumption exist, with slower seasons in January and February and busier seasons in September and October.

Mazevo Coffee has embraced the digital era with its own ordering app, catering to industry trends that have reshaped the coffee landscape. Pre-ordering, a practice once confined to corporate chains and bustling downtown areas, has now proliferated, becoming a mainstay even among independent coffee shops. The onset of the pandemic spurred the widespread adoption of online ordering technology in cafes, as customers sought contactless ways to enjoy their favorite beverages. The convenience of ordering and paying for drinks and snacks via smartphones, whether for pick-up or delivery, resonated with patrons who valued efficiency and safety. This shift towards online ordering has solidified its place in the industry, offering a seamless experience for customers on the go, pandemic or not.

Industry Trends: The U.S. coffee chain sales grew by 10% from June 2021 to June 2022, nearly reaching pre-pandemic levels. Independent cafes continue to open and become cornerstones of their communities, especially among Millennials and Gen Z. Various coffee trends, such as pre-ordering, labor shortage challenges, price increases, plant-based alternatives, and technology adoption, are shaping the industry's growth.

https://pos.toasttab.com/blog/on-the-line/coffee-shop-industry-trends-and-statistics

U.S. coffee chain sales grew by 10% from June 2021 to June 2022, getting very close to reaching pre-pandemic sales. And chains expanded their footprint, growing the total market size: despite early-COVID closures and staff shortages, there are now 2.8% more branded coffee shops in the US than there were pre-pandemic.

https://www.reuters.com/business/retail-consumer/us-coffee-chains-sales-rise-10-near-pre-pandemic-levels-report-2022-09-13/

Branded coffee shops, like Starbucks and Dunkin', still have significant market share in the U.S. coffee market, but independent cafes continue to open and become cornerstones of their communities.

Data for revenue in independent cafes is less consistently tracked, but their popularity with Millennials and Gen Z has helped keep many afloat. Over one-third of people aged 18-29 report having recently visited a coffee shop — while only one-quarter of older adults could say the same. Older Americans are much more likely to drink a cup of coffee from a drip maker at home, whereas younger people tend to try different coffee preparation methods.

The coffee market in the U.S. as a whole is the largest in the world, bringing in an annual revenue of $80 billion. It's easy to see how: the average American coffee consumption rate is 1.87 cups of coffee a day. With over 300 million Americans, that's a lot of coffee! Though the most common location for coffee drinking is at home, followed by the office, cafes — and the baristas who work there — play a huge role in keeping Americans caffeinated.

https://www.axios.com/2024/04/22/coffee-drinking-record-nca

Coffee consumption varies by age. Nearly half of people between the ages of 18-24 drink coffee, and nearly 70% of seniors do, too — and they drink more of it.

There's variety in what kinds of coffee people choose to drink, too: When surveyed in 2021, 58% of Americans reported drinking coffee in the past day, with another 22% saying they'd drank espresso-based coffee beverages instead, like macchiatos, straight espresso, cappuccinos, lattes, and americanos. Overall, 29% of all coffee sales are for traditional coffee — as opposed to specialty coffee drinks like blended iced coffees.

Local Coffee Chains:

Competitors in the Region:

City Brew Coffee. [City Brew Coffee Overview.](https://citybrew.com/locations)

Black Dog Coffee. [Black Dog Coffee Locations.](https://www.blackdogcoffeehouse.com/locations)

Classy N Sassy. https://classynsassycoffee.com/locations/

Current Stage and Roadmap

Over the next few years, our company will be focused on strategic expansion and continued growth. Our primary goal is to add 3-5 additional locations within the next three years, building on the success of our existing establishments. We are excited to announce the opening of a new location in Q4 of 2024, with negotiations underway for the potential launch of another site.

Furthermore, we aim to achieve significant revenue growth, projecting an increase from $5 million to $7 million over the next three years, even without the addition of new locations. This growth trajectory reflects our commitment to innovation, customer satisfaction, and operational excellence.

Looking ahead, one of our key milestones is to break into the Boise, Idaho market within the next three years. This expansion represents a strategic opportunity to extend our brand presence into new territories and serve a broader customer base. We are enthusiastic about the prospects that lie ahead and remain dedicated to delivering exceptional experiences to our customers while driving sustainable business growth.

The Team

Officers and Directors

Name: Damion Taylor

Damion Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chairman of the Board and CEO
  Dates of Service: January, 2016 - Present
  Responsibilities: Oversee all operations. Damion currently receives salary compensation of $47,000 for this role.

Name: Keira Taylor

Keira Taylor's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Director & Bookkeeper
  Dates of Service: January, 2016 - Present
  Responsibilities: Keira sits on the board and helps keep the company books. Keira currently receives salary compensation of $24,000 for this role.

Name: Matthew Frick

Matthew Frick's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Marketing Officer & Director
  Dates of Service: September, 2017 - Present
  Responsibilities: Matthew tells the story of Mazevo Coffee to the community and develops consistent branding across a variety of different mediums. Matthew currently receives salary compensation of $41,000 for this role.

Other business experience in the past three years:

- Employer: First Interstate Bank
  Title: Bank Teller
  Dates of Service: February, 2022 - July, 2022
  Responsibilities: Matthew handled transactions for customers

Other business experience in the past three years:

- Employer: Stanwood Foursquare Church
  Title: Worship and Technical Director
  Dates of Service: January, 2020 - December, 2021
  Responsibilities: Matthew leads worship on the weekends and led the team of volunteers. I made videos and was in charge of video, audio, and lighting production.

Name: Daniel Allen Botz

Daniel Allen Botz's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Financial Officer & Director
  Dates of Service: January, 2018 - Present
  Responsibilities: As CFO, I manage our operations, procedures, and financial effectiveness, reporting to the CEO. As a senior team member, I create policies reflecting company culture and vision. - Implement business operations and metrics to gauge policy effectiveness. - Promote company culture and vision through policies. - Supervise company operations and executive work. - Lead staff and the Director of Experience for optimal performance and fiscal efficiency. - Assess performance through data analysis and metrics. Daniel currently receives salary compensation of $52,000 for this role.

Name: Molly Hawk

Molly Hawk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer, Director
  Dates of Service: May, 2021 - Present
  Responsibilities: Regional management, growth planning, quality control, implementation and development of policies and systems, hiring and team development. Molly currently receives salary compensation of $46,600 for this role.

Other business experience in the past three years:

- Employer: State of Montana
  Title: Notary Public
  Dates of Service: January, 2023 - Present
  Responsibilities: Notary Public

Name: Tyler Nash

Tyler Nash's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Relations Officer & Board Secretary
  Dates of Service: October, 2016 - Present
  Responsibilities: Working on relations both inside and outside of the company, building strong partnerships to help Mazvo support the community. Facilitating conversations within our company if issues arise, managing benefits, and maintaining certain policies, including those related to risk and compliance. Tyler currently receives a salary compensation of $50,000 for this role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of

proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly

skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Our Growth May Depend on Factors Beyond Our Control
Our ability to achieve and sustain growth depends on a variety of factors, many of which are beyond our control. These factors include changes in consumer preferences, the state of the economy, and the availability of capital. Economic downturns or disruptions in the financial markets could make it more difficult for us to raise capital or access credit. Changes in consumer preferences or unfavorable economic conditions could reduce demand for our products and services, adversely affecting our revenue and profitability. Additionally, our ability to attract and retain customers depends on factors such as market conditions, competition, and regulatory changes, all of which are unpredictable. Investors should be aware that these external factors could significantly impact our business, operations, and financial performance.

Dependence on Key Personnel
Our success heavily relies on the expertise, experience, and performance of our key personnel, including our founders and senior management team. The loss of any key personnel, or the inability to attract and retain additional qualified employees, could harm our business operations and financial performance. The competition for skilled individuals in our industry is intense, and we may face challenges in hiring and retaining the talent necessary to execute our business strategy effectively. Moreover, any significant changes in our management team could disrupt our operations, affect employee morale, and hinder our ability to achieve our business objectives. Investors should consider the risks associated with our reliance on key personnel when evaluating this investment opportunity.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Damion M. Taylor	5,500,000	Common Stock	55.0%
Tyler R. Nash	3,300,000	Common Stock	33.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 11,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share. Please see the voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: LLC to C-Corp Interest Exchange.
  Date: May 23, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $4,500,359 compared to $5,361,571 in fiscal year 2023.

Natural customer base growth as well as new stores

Cost of sales

Cost of Sales for fiscal year 2022 was $2,185,786 compared to $2,646,498 in fiscal year 2023.

The rise in costs was primarily attributed to an uptick in revenue. With more products being sold, our cost of sales naturally increased. Additionally, the marginal percentage increase can be attributed to the expenses incurred from training staff at new store locations.

Gross margins

Gross margins for fiscal year 2022 was $2,314,573 compared to $2,715,074 in fiscal year 2023.

More Sales with a very similar cost of sale

Operating Expenses

Operating Expenses for fiscal year 2022 was $1,813,095 compared to $2,096,112 in fiscal year 2023.

The rise in operating expenses can be attributed to the opening of new stores and the increased revenues, which necessitated higher expenditure. However, the percentage of expenses relative to revenue has actually slightly decreased.

Historical results and cash flows:

The Company is currently in the Growth stage and Revenue Generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we are launching new stores and expanding into new markets, which we anticipate will significantly increase our revenue streams. Past cash was primarily generated through equity investments and revenues from our current brick-and-mortar stores. Our goal is to achieve a 25% increase in revenue over the next year by capitalizing on our expansion into new markets as well as continuing to grow our current customer base. Given the company's strategic shift towards high-growth opportunities and new market penetration, we believe the historical cash flows are not representative of what is to be expected in the future. The upcoming new store launches and market expansions are expected to drive substantial revenue growth, altering the cash flow dynamics significantly.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of a shareholder loan in the amount of $100,000, and $200,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. Although this will help us grow significantly the $200,000 in cash we have is in our opinion enough to sustain our already profitable operation.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on the current monthly profitability.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. The company's overall monthly burn rate is currently $390,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital.

Indebtedness

- Creditor: Ascentium Capital
  Amount Owed: $236,904.07
  Interest Rate: 0.0%
  Maturity Date: April 21, 2026

- Creditor: Ascentium Capital
  Amount Owed: $14,138.52
  Interest Rate: 0.0%
  Maturity Date: May 14, 2025

- Creditor: Ascentium Capital
  Amount Owed: $22,875.48
  Interest Rate: 0.0%
  Maturity Date: August 24, 2026

- Creditor: Ascentium Capital
  Amount Owed: $32,894.40

Interest Rate: 0.0%
Maturity Date: May 31, 2028

- Creditor: Ascentium Capital
  Amount Owed: $10,643.19
  Interest Rate: 0.0%
  Maturity Date: October 14, 2025

- Creditor: Ascentium Capital
  Amount Owed: $2,982.00
  Interest Rate: 0.0%
  Maturity Date: June 04, 2025

- Creditor: Ascentium Capital
  Amount Owed: $60,228.00
  Interest Rate: 0.0%
  Maturity Date: August 09, 2028

- Creditor: SBA
  Amount Owed: $125,610.67
  Interest Rate: 3.75%
  Maturity Date: May 28, 2050

- Creditor: LEAF CAPITAL
  Amount Owed: $21,468.51
  Interest Rate: 0.0%
  Maturity Date: July 13, 2027

- Creditor: LEAF CAPITAL
  Amount Owed: $111,149.83
  Interest Rate: 0.0%
  Maturity Date: May 13, 2028

- Creditor: FIRST INTERSTATE BANK
  Amount Owed: $8,970.66
  Interest Rate: 5.29%
  Maturity Date: April 30, 2026

- Creditor: FIRST INTERSTATE BANK
  Amount Owed: $18,948.84
  Interest Rate: 7.84%
  Maturity Date: June 25, 2027

- Creditor: Rob Brokerage
  Amount Owed: $25,880.33
  Interest Rate: 8.0%
  Maturity Date: March 01, 2027

- Creditor: Yahwe Nissi, LLC
  Amount Owed: $7,776.73
  Interest Rate: 5.0%
  Maturity Date: September 01, 2024

Related Party Transactions

- Name of Entity: LiveHisLove LLC
  Names of 20% owners: Damion Taylor
  Relationship to Company: Director
  Nature / amount of interest in the transaction: The Company's general and administrative expenses of $90 were paid by its subsidiary, LiveHisLove LLC.
  Material Terms:

Valuation

Pre-Money Valuation: $20,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) the company only has one class of stock; (ii) the company has no outstanding options, warrants, and other securities with a right to acquire shares; and (iii) the company has no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Debt Payoff
  10.0%
  To reduce existing liabilities and improve the company's financial health.

- New Store Development
  32.5%
  To fund the development of new stores and expansion into new locations.

- Marketing and Sales
  15.0%
  To increase brand awareness, acquire new customers, and expand market reach through various marketing and sales initiatives.

- Hiring and Team Expansion
  10.0%
  To recruit additional talent to support the company's growth and enhance operational capabilities.

- Operations
  10.0%
  To cover general and administrative expenses, including rent, utilities, and other day-to-day operational costs.

- Technology Infrastructure
  16.0%
  To upgrade and maintain IT systems, software, and hardware essential for supporting the company's growth and efficiency.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.mazevocoffee.com/ (https://www.mazevocoffee.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mazevocoffee

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mazevo Coffee Corporation

[See attached]

MAZEVO COFFEE

LIVE · GATHER · LOVE

Mazevo Coffee Corporation
(the "Company")
A Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Inception to May 22, 2024

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Mazevo Coffee Corporation Management

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of inception to May 22, 2024 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Predecessor Entity:
LiveHisLove, LLC was formed on December 8, 2015 in the State of Montana. Mazevo Coffee Corporation will serve as a holding company for its predecessor LiveHisLove, LLC. Mazevo Coffee Corporation will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 3, 2024

MAZEVO COFFEE CORPORATION STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	May 22, 2024
ASSETS	
Cash and Cash Equivalents	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Due to LiveHisLove LLC	90
Total Current Liabilities	90
TOTAL LIABILITIES	90
EQUITY	
Common Stock	-
Additional Paid-In Capital - CS	-
Preferred Stock	-
Additional Paid-In Capital - PS	-
Accumulated Deficit	(90)
Total Equity	(90)
TOTAL LIABILITIES AND EQUITY	-

MAZEVO COFFEE CORPORATION STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statement

	Inception -
	May 22, 2024
Revenue	-
Cost of Goods sold	-
Gross Profit	-
Operating Expenses	
General and Administrative	90
Total Operating Expenses	90
Operating Income (loss)	(90)
Other	-
Total Other Income	-
Other	-
Total Other Expense	-
Net Income (loss)	(90)

MAZEVO COFFEE CORPORATION STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Inception -
	May 22, 2024
OPERATING ACTIVITIES	
Net Income (Loss)	(90)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Due to LiveHisLove LLC	90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	90
Net Cash provided by (used in) Operating Activities	-
INVESTING ACTIVITIES	
Net Cash provided by (used by) Investing Activities	-
FINANCING ACTIVITIES	
Issuance of Common Stock/Member contributions	
Net Cash provided by (used in) Financing Activities	-
Cash at the beginning of period	-
Net Cash increase (decrease) for period	-
Cash at end of period	-

MAZEVO COFFEE CORPORATION STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Inception	-	-	-	-	-
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(90)	(90)
Balance, May 22, 2024	-	-	-	(90)	(90)

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Mazevo Coffee Corporation ("the Company") was formed in Delaware on May 22, 2024. The Company generates revenue primarily through the sale of coffee products and pastries at its coffee shops. Additionally, revenue is generated from the distribution of roasted coffee beans to other coffee shops and retailers. The Company's headquarters is in Newark, Delaware. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of April 23, 2024.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. .

General and Administrative

General and administrative expenses consist of formation and filing costs.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company's general and administrative expenses of $90 were paid by its subsidiary, LiveHisLove LLC.

LiveHisLove LLC will be merged with Mazevo Coffee Corporation.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – LIABILITIES AND DEBT

The Company has no debts or long term obligations.

NOTE 6 – EQUITY

The Company has authorized 11,000,000 common shares with 0.0001 par value. No shares were issued and outstanding as of May 22, 2024.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to May 22, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 3, 2024, the date these financial statements were available to be issued.

No events require recognition or disclosure.

MAZEVO COFFEE

LIVE · GATHER · LOVE

LiveHisLove, LLC doing business as “Mazevo Coffee”
(the “Company”)
a Montana Limited Liability Company

Consolidated Financial Statements (unaudited) and Independent Accountant’s Review Report

Years ended December 31, 2022 & 2023

Table of Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: LiveHisLove, LLC Management

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Emphasis of Matter Regarding a Successor Entity:
Mazevo Coffee Corporation was incorporated on May 22, 2024 in the State of Delaware. Mazevo Coffee Corporation will serve as a holding company for its predecessor LiveHisLove, LLC. Mazevo Coffee Corporation will conduct a regulation crowdfunding campaign in 2024.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
June 3, 2024

LIVEHISLOVE, LLC CONSOLIDATED STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	146,143	89,273
Accounts Receivable	47,960	26,129
Inventory	209,496	182,442
Other Current Assets	-	-
Total Current Assets	403,599	297,844
Non-Current Assets:		
Related Party Loans Receivable	7,605	27,095
Fixed Assets - Net	578,041	439,751
Intangible Assets - Net	-	-
Right of Use Asset - Operating Lease	3,076,182	1,947,372
Other Assets	66,277	53,783
Total Non-Current Assets	3,728,105	2,468,002
TOTAL ASSETS	4,131,704	2,765,846
LIABILITIES AND EQUITY		
Current Liabilities:		
Accounts Payable	4,291	3,958
Credit Cards Payable	117,292	92,054
Outstanding Gift Cards Payable	58,806	-
Lease Liabilities - Current Portion	730,048	386,424
Short-Term Liabilities	40,478	-
Long-Term Liabilities - Current portion	157,251	144,547
Total Current Liabilities	1,108,165	626,983
Non-Current Liabilities:		
Long-Term Liabilities	320,434	392,999
Related Party Loans Payable	5,497	3,201
Lease Liabilities - Non-current Portion	2,340,788	1,565,756
Total Non-Current Liabilities	2,666,720	1,961,956
TOTAL LIABILITIES	3,774,885	2,588,939

	As of December 31,	
	2023	2022
EQUITY		
Partnership Equity	181,256	97,598
Retained Earnings	175,563	79,309
TOTAL EQUITY	356,819	176,907
TOTAL LIABILITIES AND EQUITY	4,131,704	2,765,846

LIVEHISLOVE, LLC CONSOLIDATED STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	**2022**
Revenues		
Sales	5,361,571	4,500,359
Cost of Goods Sold	2,646,498	2,185,786
Gross Profit	2,715,074	2,314,573
Operating Expenses		
Advertising and Marketing	69,435	62,630
General and Administrative	744,447	689,693
Payroll Expenses	1,282,230	1,060,772
Total Operating Expenses	**2,096,112**	**1,813,095**
Total Income from Operations	**618,962**	**501,479**
Other Income/Expense		
Interest Expense	64,174	16,025
Interest Income	936	257
Other Income	208,818	4,701
Other Expenses	2,185	0
Total Other Income/Expense	**143,395**	**(11,067)**
Earnings Before Income Taxes, Depreciation, and Amortization	**762,357**	**490,412**
Depreciation and Amortization	546,644	412,915
Provision for Income Taxes	0	0
Net Income (Loss)	**215,713**	**77,497**

LIVEHISLOVE, LLC CONSOLIDATED STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	215,713	77,497
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation Expense	546,644	412,915
Accounts Receivable	(21,830)	(9,430)
Inventory	(27,054)	(61,037)
Other Assets	(12,494)	(14,646)
Accounts Payable	333	3,958
Credit Cards Payable	25,238	(13,348)
Outstanding Gift Cards Payable	58,806	-
Right of Use Asset - Operating Lease	(1,505,080)	(2,234,666)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(935,437)	(1,916,255)
Net Cash provided by (used in) Operating Activities	(719,724)	(1,838,758)
INVESTING ACTIVITIES		
Fixed Assets	(308,664)	(51,370)
Net Cash provided by (used in) Investing Activities	(308,664)	(51,370)
FINANCING ACTIVITIES		
Related Party Loans Receivable	19,491	(4,955)
Related Party Loans Payable	2,296	4,627
Short-Term Liabilities	40,478	(804)
Long-Term Liabilities	(59,861)	(16,587)
Lease Liabilities	1,118,656	1,952,180
Partnership Equity	83,658	56,492
Retained Earnings	(119,458)	(66,492)
Net Cash provided by (used in) Financing Activities	1,085,259	1,924,462
Cash at the beginning of period	89,273	54,939
Net Cash increase (decrease) for period	56,871	34,334
Cash at end of period	146,143	89,273

LIVEHISLOVE, LLC CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' EQUITY

See Accompanying Notes to these Unaudited Consolidated Financial Statements

	Partnership Equity $ Amount	Retained Earnings (Deficit)	Total Partnership's Equity
Beginning balance at 1/1/22	41,106	68,304	109,409
Share in Earnings	66,492	(66,492)	-
Cash Distribution	(10,000)	-	(10,000)
Contribution	-	-	-
Net income (loss)	-	77,497	77,497
Ending balance at 12/31/22	**97,598**	**79,308**	**176,906**
Share in Earnings	119,458	(119,458)	-
Cash Distribution	(35,800)	-	(35,800)
Contribution	-	-	-
Net income (loss)	-	215,713	215,713
Ending balance at 12/31/23	**181,256**	**175,563**	**356,819**

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

LiveHisLove, LLC ("the Company") was formed in Montana on December 8, 2015. LiveHisLove, LLC operates under its dba Mazevo Coffee. The Company generates revenue primarily through the sale of coffee products and pastries at its coffee shops. Additionally, revenue is generated from the distribution of roasted coffee beans to other coffee shops and retailers. The Company's headquarters is in Billings, Montana. The Company's customers will be located in the United States.

Historically, the Company operated through multiple Limited Liability Companies (LLCs), each managing different segments of its business operations. The additional companies were formed to support the main business line in making and selling coffee products and pastries. A summary of the additional companies is below:

	Registered Name:	Location	Date business started	Nature of Business
1	Hyline Contracting, LLC	State of Montana	4/30/2018	General Contracting/Painting
2	Sparrow Distribution, LLC	State of Montana	12/11/2019	Distribution
3	Mazevo Coffee Roasters, LLC	State of Montana	12/15/2021	Manufacturing - Coffee Roasting

The Company will conduct a crowdfunding campaign under Regulation CF in 2024 to raise operating capital.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the dependence on revenues and financing, where in the next twelve months the Company depends on its ability to generate revenues and/or obtain sufficient financing to meet its short term and long term obligations. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). These financial statements present the consolidated financial position and results of operations of LiveHisLove LLC, Hyline Contracting LLC, Sparrow Distribution LLC, and Mazevo Coffee Roasters LLC, (collectively, the "Company") as of December 31, 2023.

Basis of Consolidation

In anticipation of forming a new holding company, Mazevo Coffee Corporation, which will be the parent of LiveHisLove LLC, Hyline Contracting LLC, Sparrow Distribution LLC, and Mazevo Coffee Roasters LLC, the Company has retrospectively consolidated the financial statements of these previously separate legal entities.

The financial statements of the aforementioned LLCs have been retrospectively consolidated to reflect the financial condition and operating results of the entire group as if they had always been consolidated. This approach ensures that the consolidated financial statements provide a comprehensive and consistent view of the Company's financial performance and position for the year ended December 31, 2023.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2023 and December 31, 2022.

Cash and Cash Equivalents

The Company had $89,273 and $146,143 in cash as of December 31, 2022 and December 31, 2023, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

Inventory

Inventory consisted primarily of raw materials, including direct supplies. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2022 and December 31, 2023 consisted of the raw materials $182,442 and $209,496, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computer Equipment	5	73,832	(27,141)	-	46,692
Motor Vehicles	5	101,377	(37,327)	-	64,050
Furniture & Equipment	5	729,220.98	(345,747)	-	383,474

Leasehold Improvements	5	137,275	(53,449)	-	83,826
Grand Total		**1,041,705**	**(463,664)**	**-**	**578,041**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns.

Advertising and Marketing

Associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Payroll Expenses

The amount of salaries and wages paid to employees in exchange for services rendered to the Company. The employees had an employer-employee relationship with the Company as of the reporting period.

Depreciation and Amortization

Cost of an asset that has been depreciated for the period, and shows how much of the asset's value has been used up in that year.

Other Income

Represents the Employee Retention Tax Credit and credit card cash back rewards.

Income Taxes

The Company, including its wholly owned subsidiaries, is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Related Party Loans Payable represents the loan agreement entered by the Company with one of the partners' fathers for $10,000 with interest rate of 5%, monthly payment of $1,837 and a maturity date of February 1, 2025. The balance of this loan was $5,497 as of December 31, 2023.

The Related Party Loans Receivable presents personal loans to the partners of the Company. The balance of this loan was $7,605 and $27,095 as of December 31, 2023 and 2022, respectively.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company leased properties for its shops with third party lessors with varying lease terms between 3 to 15 years. The lease agreements have options to renew upon expiration of the agreement upon mutual consent of both parties. Future minimum lease payments as of December 31, 2023 are as follows:

Year Ending December 31	Average future payments				
	LiveHisLove LLC	Mazevo Roasters LLC	Hyline LLC	Sparrow Distribution LLC	TOTAL
2024	347,887	10,388	26,211	13,847	**398,333**
2025	330,069	10,388	13,105	-	**353,562**
2026	330,069	1,731	-	-	**331,801**
2027	330,069	-	-	-	**330,069**

NOTE 5 – LIABILITIES AND DEBT

1) Short-term Liabilities

Square Hardware Loan

In August 2023, the Company entered into a loan agreement for $4,051 with monthly payment of $366 and a maturity date of August 12, 2024. The balance of this loan was $1,818 as of December 31, 2023.

Square Loan

In March 2023, the Company entered into a loan agreement for $40,000 with interest rate of 10%, monthly payment of $2,523 and a maturity date of September 6, 2024. The balance of this loan was $38,659 as of December 31, 2023.

2) Related Party Loan - Please see Note 3

3) Long-term Liabilities

Ascentium Capital Loan

The Company has entered into several loan agreements for the purposes of funding operations. The required monthly payments range from $249 to $1,178 with maturity dates from April 2025 to July 2028. No interest rates were implied in the loan agreements. The balance of this loan was $176,797 and $58,248 as of December 31, 2023 and 2022, respectively.

SBA Loan

The Company entered into a loan agreement for $150,000 with monthly payment of $731 and a maturity date of May 28, 2050. The balance of this loan was $135,177 and $141,228 as of December 31, 2023 and 2022, respectively.

Fundation Cash Flow Loan

In June 2022, the Company entered into a loan agreement for $100,000 with interest rate of 16.24%, monthly payment of $4,894 and a maturity date of June 22, 2024. The balance of this loan was $22,022 and $67,137 as of December 31, 2023 and 2022, respectively.

Leaf Capital Loan

The Company has entered into two loan agreements for the purposes of funding operations. The required monthly payments range from $580 to $2,365 with maturity dates from June 2027 to April 2028. The balance of this loan was $67,738 and $23,977 as of December 31, 2023 and 2022, respectively.

2013 Dodge Ram

In March 2022, the Company entered into a loan agreement with no implied interest rate, monthly payment of $520 and a maturity date of March 28, 2027. The balance of this loan was $0 and $31,188 as of December 31, 2023 and 2022, respectively. The Company fully paid its obligations in 2023.

2015 Chevy Express Loan

In April 2021, the Company entered into a loan agreement with interest rate of 5.29%, monthly payment of $581 and a maturity date of April 30, 2026. The balance of this loan was $10,770 and $15,024 as of December 31, 2023 and 2022, respectively.

2014 Chevy Silverado Loan

In December 2021, the Company entered into a loan agreement with interest rate of 7.84%, monthly payment of $581 and a maturity date of June 25, 2027. The balance of this loan was $20,279 and $25,377 as of December 31, 2023 and 2022, respectively.

Rob Veltkamp Brokerage Loan

In March 2021, the Company entered into a loan agreement for $50,000 with interest rate of 8%, monthly payment of $877 and a maturity date of March 1, 2027. The balance of this loan was $30,010 and $37,793 as of December 31, 2023 and 2022, respectively.

Montana CDC Loan

In March 2018, the Company entered into a loan agreement with interest rate of 9%, monthly average payment of $1,250 and a maturity date of March 1, 2028. The balance of this loan was $0 and $102,007 as of December 31, 2023 and 2022, respectively. The Company fully paid its obligations in 2023.

Off the Leaf Purchase Loan

In June 2022, the Company entered into a loan agreement for $150,000 with interest rate of 5%, monthly payment of $1,837 and a maturity date of June 1, 2024. The balance of this loan was $14,892 and $35,568 as of December 31, 2023 and 2022, respectively.

A summary of the Company's long-term liabilities is below.

	As of December 31, 2023			As of December 31, 2022		
Name of Loan	**Current portion**	**Noncurrent portion**	**Total**	**Current portion**	**Noncurrent portion**	**Total**
Ascentium Capital Loan	60,790	116,007	176,797	30,315	27,932	58,248
SBA Loan	8,772	126,405	135,177	8,772	132,456	141,228
Fundation Cash Flow Loan	22,022	0	22,022	50,314	16,822	67,137
Leaf Capital	33,407	34,330	67,738	6,963	17,014	23,977
Loan - 2013 Dodge Ram	0	0	0	6,238	24,950	31,188
2015 Chevy Express Loan	4,192	6,578	10,770	4,192	10,833	15,024
2014 Chevy Silverado Loan	4,634	15,644	20,279	4,634	20,743	25,377
Rob Veltcamp Loan	8,541	21,470	30,010	7,886	29,906	37,793
Montana CDC Loan	0	0	0	2,412	99,595	102,007
Off the Leaf Purchase Loan	14,892	0	14,892	22,821	12,746	35,568
Total	**157,251**	**320,434**	**477,685**	**144,547**	**392,999**	**537,546**

*The current portion of the loan is the portion of a long-term liability that is coming due within the next twelve months after the end of December 31.

NOTE 6 – EQUITY

The Company is owned by several partners. A summary of the ownership share is shown below:

	Partner	Ownership Share
1	DT	55%
2	TN	33%
3	DB	10%
4	KT	2%
	Total	**100%**

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 3 2024, the date these financial statements were available to be issued. No events require recognition or disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF MAZEVO COFFEE

Brewing Joy, One Cup at a Time

Mazevo Coffee, inspired by the Greek word for 'to gather,' revolutionizes the drive-thru coffee experience with a focus on quality, convenience, and community. Founded in a Montana ...

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Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



MAZEVO COFFEE
LOVE ONE ANOTHER

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

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$2.00 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$20M

REASONS TO INVEST

- Mazevo aims to transform the drive-thru coffee experience with fresh, handcrafted brews, avoiding automated machines to meet the growing demand for high-quality, third-wave coffee that is just as convenient as the big chains.

- With over $5M in revenue in 2023, Mazevo's growth to seven locations demonstrates its strong market presence in Montana's vibrant coffee culture.

- Your investment will enable us to open new stores, enhance our community impact through local and global initiatives, and continue setting records in customer engagement.

TEAM



Damion Taylor • Chairman of the Board and CEO

Lover of Jesus, Father of 4, Husband to a wife that's out of my league. Founder & CEO of Mazevo Coffee



Keira Taylor • Director & Bookkeeper

Wife, Mom of 4, Lover of Jesus and good hair days.



Matthew Frick • Chief Marketing Officer & Director

I was born and raised in Montana. I am 24 years old and am happily married. I love my job and the people I get to work with. I have a wonderful community of people around me. The Lord has blessed me and the path I travel and I go where He leads me. Mazevo...

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THE PITCH

Loving One Another, One Cup at a Time

Our Mission:

Mazevo exists to radiate joy and to be a light in every community it becomes a part of, encouraging people to love one another, one cup at a time.

Over eight years, we've built an adaptable business that's ready to scale. Your investment will drive the expansion of new stores and optimize our backend systems for seamless management and logistics, ensuring consistent quality and growth.

As an investor, you'll be part of "The Mazevo Difference", supporting a brand that combines quality, convenience, and community impact.

THE MAZEVO DIFFERENCE

Investors will not only fund new store openings, but also enhance **local** community impact and **global** community impact.



Each new store allows us to deepen our local initiatives, such as our 'Teachers and First Responders Appreciation Days,' and global efforts like our 'Micro-Loans for Coffee Farmers' program, which directly support sustainable farming practice.

Be a light in your community and help us spread joy—invest in Mazevo Coffee today and be part of our next exciting chapter of growth and community impact.

Be a light in your community and help us spread joy—invest in Mazevo Coffee today and be part of our next exciting chapter of growth and community impact.

THE OPPORTUNITY

More Than Just Coffee


LOVE EVERYONE
CULTIVATE CONNECTION
HUMBLE SERVICE

Mazevo Coffee is seizing the opportunity to redefine the fast-casual coffee market by filling the void left by traditional shops. Our mission to 'love one another, one cup at a time' bridges the gap between the artisanal quality of third-wave coffee and the convenience of larger chains.

By focusing on community and offering specialty roasts through a quick-service, drive-thru model, Mazevo aims to meet the needs of a diverse demographic, of all ages and backgrounds.

Mazevo combines the efficiency of a drive-thru model—generating 70-80% of our revenue—with the personalized touch of handcrafted coffee. This unique approach allows us to serve the on-the-go needs of our community while maintaining our commitment to quality and connection.

Despite our drive-thru focus, we prioritize the art of handcrafted coffee. Our baristas are skilled in making each cup by hand, offering a unique and personalized experience that sets us apart from automated fast-coffee options.

Mazevo is not just a coffee shop, but a movement that is encouraging people to gather and love one another.


6 LOCATIONS
ACROSS MONTANA,
WITH 1 MORE SET TO
OPEN LATER THIS
YEAR, 2024

THE MARKET & OUR TRACTION

Community-Driven Growth

Mazevo Coffee is set to capitalize on the thriving coffee culture of the Northwest. This rich heritage, coupled with a growing appreciation for craft beverages and artisanal experiences, creates fertile ground for coffee entrepreneurs.

Since 2016 Mazevo has continued to grow our total annual revenue, with six locations across Montana, and now one more under construction set to open in the fall and another in negotiations. Mazevo achieved $5.3 million in revenue in 2023, which we feel was driven, in part, by our expanding footprint and strong customer engagement.


COFFEE
MAZEVO COFFEE MEDIUM ROAST
BLONDE BEAR
WHOLE BEAN COFFEE
LOCALLY ROASTED IN MONTANA

★★★★★

Amazing!

"We can't get enough of Mazevo's Blonde Bear Roast! The roast is so smooth and delicious."

—Bailey S.

★★★★★

Light, fruity, delicious

"For those who don't love burnt coffee beans, this is a coffee for you. It's light, and the flavor profile changes in a good way as it cools. Price is Right as well."

—Jacob T.

★★★★★

Incredible

"Very robust flavor, well balanced, and nicely packaged."

—Jedidiah H.


COFFEE
MAZEVO COFFEE MEDIUM ROAST
KORBAN BLEND
LOCALLY ROASTED IN MONTANA
LOVE ONE ANOTHER
MAZEVO COFFEE

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

WHY INVEST

Invest in the "Mazevo Difference"


MAZEVO COFFEE
Be a light in your community –invest in Mazevo Coffee!
MAZEVO COFFEE

Investing in Mazevo Coffee means joining a proven concept. With eight years of building a a venture we're proud of and adapting to a dynamic market, Mazevo is ready to expand its footprint and refine its backend systems for seamless management. Funds will fuel the construction of new stores and the streamlining of logistics.

As an investor, you'll be part of *"The Mazevo Difference"*, supporting a brand that combines quality, convenience, and community impact.

Be a light in your community–invest in Mazevo Coffee!

ABOUT

HEADQUARTERS
5229 KING AVE W
BILLINGS, MONTANA 59106

WEBSITE
View Site

Mazevo Coffee, inspired by the Greek word for 'to gather,' revolutionizes the drive-thru coffee experience with a focus on quality, convenience, and community. Founded in a Montana garage by Tyler, Daniel, and Damion in 2016. With six thriving locations in Montana, one new shop under construction, and another in negotiations, Mazevo is on track to open two more stores in 2024, enhancing our mission to gather communities over handcrafted coffee.

TERMS

Mazevo Coffee

Overview

PRICE PER SHARE
$2

VALUATION
$20M

DEADLINE
Oct. 17, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
7,500

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
617,500

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Reservations Bonus | 5% Bonus Shares

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Time-Based Perks

Tier 1

Invest $500+ within the first two weeks and receive a $250 gift card.

Tier 2

Invest $1,000+ within the first two weeks and receive a $350 gift card and 10% bonus shares.

Tier 3

Invest $5,000+ within the first two weeks and receive a $400 gift card and 15% bonus shares.

Tier 4

Invest $10,000+ within the first two weeks and receive a $400 gift card, one 12oz bag of coffee per month for 12 months, and 20% bonus shares.

Tier 5

Invest, $20,000+ within the first two weeks and receive a $450 gift card a year for 3 years, one 12oz bag of coffee per month for 12 months, and 25% bonus shares.

Tier 6

Invest $50,000+ within the first two weeks and receive a $500 gift card a year for 5 years, one 12oz bag of coffee per month for 12 months, an optional feature on Mazevo magazine, and 30% bonus shares.

Amount-Based Perks

Tier 1

Invest $500+ and receive a $50 gift card.

Tier 2

Invest $1,000+ and receive a $100 gift card.

Tier 3

Invest $5,000+ and receive a $200 gift card and 5% bonus shares.

Tier 4

Invest $10,000+ and receive a $300 gift card and 10% bonus shares.

Tier 5

Invest $20,000+ and receive a $400 gift card and 15% bonus shares.

Tier 6

Invest $50,000+ and receive a $500 gift card, one bag of coffee every month for a year, and 20% bonus shares.

(All gift cards will be the choice of in-store OR online)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Mazevo Coffee will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Reservation Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: When it comes to coffee, you have options. Like... a lot of options..

VO: You've got this guy... Barista: You don't know what a Cortado is... VO: Or... you've got this gal.

Barista: I'm just gonna milk these mushrooms and it is going to flush out all of the toxins from your lymphatic system. Trust me... This is way better for you than regular coffee. It's gonna cleanse EVERYTHING!

VO: And we can't forget this gem.

The coffee machine sputters

Barista: *Coughs and sneezes wiping his face with his hand*

Barista: That'll be $2.50... Also, we've got a sale on Copenhagen for the next six months. Buy one get one for $5... Might wanna jump on that.

VO: And well if you're over a certain age some people recommend

VO: this...

Doctor: So you'll just bend over, insert the tube, and the coffee will flow–

VO: You get the point... There's a lot of options.

VO: Let's be honest, all of those options are right for some people, but not for you. You want your coffee experience to be just right

VO: That's why Mazevo coffee exists. Mazevo coffee... Just right.

VO: What makes Mazevo coffee just right?

VO: Well it all started with this man right here. This is Damion.

Damion: I saw the potential that "beep" coffee (insert joke about starbucks here) had with how impactful their reach could be on a community level, and I thought, "Hey, we can do that too!" But with better coffee and a safer space for our community.

VO: But... there was one tiny little problem. Damion knew nothing about coffee.

VO: Let me take you back to the beginning.

VO: Whoa, too far...

VO: Just like all great things, Mazevo started in a garage.

VO: Not like that guy...

VO: Think Steve Jobs or Jeff Bezos...but with coffee instead of computers or books (remember, amazon used to be just books... wild...) That's not what this is about though!

VO: With zero experience and a can-do attitude, Damion bought a "cheap" ($8000 cheap) roaster and began his journey.

VO: After about six months, he found out it was less than kosher to roast at home. So, he moved and opened the first shop, thus beginning the wild journey that has been Mazevo.

VO: Over the course of the last 8 years Mazevo has grown to 6.5 shops. I know... you're saying 6.5!? How can it be 6.5!? Well it's because a new shop is under construction and will be open soon. So let's go ahead and call it 6.75... Either way, it's an impressive number coming from a guy who knew nothing about coffee.

VO: Construction aside, building a proven system like this didn't come without its problems... There were countless struggles along the way, such as staffing shortages, leaky cups, leaky pipes, and even some, um, personal leaky issues that we won't get into...

Not to mention a global pandemic, running out of money, some bad gambles on the horse races... okay that last one was a joke... but you get the point. It has been a bumpy ride.

VO: Through it all the team kept persisting and focusing on their mission. To create a space for great coffee and great community. And not only that, over the past 8 years, Mazevo has issued over 550 microloans to help those in need. Today, Mazevo is a trusted brand. They didn't start large, but have become a community cornerstone.

VO: Even though Mazevo started in a garage, we've grown into a reliable brand with a big mission. We've gone from doing $300,000 in

2017 to a projected $5.2 Million in 2024.

VO: And the best part is... we're just getting started.

VO: So, join us. Invest in Mazevo and be part of the journey.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT

[SEE ATTACHED]

Mazevo Coffee is taking reservations for a possible, upcoming round. Indicate interest today.

start engine

Add to Watchlist

RESERVE NOW

GET A PIECE OF MAZEVO COFFEE

Brewing Joy, One Cup at a Time

Mazevo Coffee, inspired by the Greek word for 'to gather,' revolutionizes the drive-thru coffee experience with a focus on quality, convenience, and community. Founded in a Montana ...
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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.


MAZEVO COFFEE

$79,951.68 Reserved

OVERVIEW | ABOUT | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $79,951.68 | INVESTORS 41

REASONS TO INVEST

- Mazevo aims to transform the drive-thru coffee experience with fresh, handcrafted brews, avoiding automated machines to meet the growing demand for high-quality, third-wave coffee that is just as convenient as the big chains.
- With over $5M in revenue in 2023, Mazevo's growth to seven locations demonstrates its strong market presence in Montana's vibrant coffee culture.
- Your investment will enable us to open new stores, enhance our community impact through local and global initiatives, and continue setting records in customer engagement.

TEAM



Damion Taylor • Chairman of the Board and CEO
Lover of Jesus, Father of 4, Husband to a wife that's out of my league. Founder & CEO of Mazevo Coffee



Keira Taylor • Director & Bookkeeper
Wife, Mom of 4, Lover of Jesus and good hair days.



Matthew Frick • Chief Marketing Officer & Director
I was born and raised in Montana. I am 24 years old and am happily married. I love my job and the people I get to work with. I have a wonderful community of people around me. The Lord has blessed me and the path I travel and I go where He leads me. Mazevo...
Read More

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THE PITCH

Loving One Another, One Cup at a Time

Our Mission:

Mazevo exists to radiate joy and to be a light in every community it becomes a part of, encouraging people to love one another, one cup at a time.

Over eight years, we've built an adaptable business that's ready to scale. Your investment will drive the expansion of new stores and optimize our backend systems for seamless management and logistics, ensuring consistent quality and growth.

As an investor, you'll be part of "The Mazevo Difference", supporting a brand that combines quality, convenience, and community impact.


THE MAZEVO DIFFERENCE
Investors will not only fund new store openings, but also enhance **local** community impact and **global** community impact.

Each new store allows us to deepen our local initiatives, such as our 'Teachers and First Responders Appreciation Days,' and global efforts like our 'Micro-Loans for Coffee Farmers' program, which directly support sustainable farming practice.

Be a light in your community and help us spread joy—invest in Mazevo Coffee today and be part of our next exciting chapter of growth and community impact.

Be a light in your community and help us spread joy—invest in Mazevo Coffee today and be part of our next exciting chapter of growth and community impact.

THE OPPORTUNITY

More Than Just Coffee


LOVE EVERYONE
CULTIVATE CONNECTION
HUMBLE SERVICE

Mazevo Coffee is seizing the opportunity to redefine the fast-casual coffee market by filling the void left by traditional shops. Our mission to 'love one another, one cup at a time' bridges the gap between the artisanal quality of third-wave coffee and the convenience of larger chains.

By focusing on community and offering specialty roasts through a quick-service, drive-thru model, Mazevo aims to meet the needs of a diverse demographic, of all ages and backgrounds.

Mazevo combines the efficiency of a drive-thru model—generating 70-80% of our revenue—with the personalized touch of handcrafted coffee. This unique approach allows us to serve the on-the-go needs of our community while maintaining our commitment to quality and connection.

Despite our drive-thru focus, we prioritize the art of handcrafted coffee. Our baristas are skilled in making each cup by hand, offering a unique and personalized experience that sets us apart from automated fast-coffee options.

Mazevo is not just a coffee shop, but a movement that is encouraging people to gather and love one another.


6 LOCATIONS
ACROSS MONTANA, WITH 1 MORE SET TO OPEN LATER THIS YEAR, 2024

THE MARKET & OUR TRACTION

Community-Driven Growth

Mazevo Coffee is set to capitalize on the thriving coffee culture of the Northwest. This rich heritage, coupled with a growing appreciation for craft beverages and artisanal experiences, creates fertile ground for coffee entrepreneurs.

Since 2016 Mazevo has continued to grow our total annual revenue, with six locations across Montana, and now one more under construction set to open in the fall and another in negotiations. Mazevo achieved $5.3 million in revenue in 2023, which we feel was driven, in part, by our expanding footprint and strong customer engagement.


★★★★★
Amazing!
"We can't get enough of Mazevo's Blonde Bear Roast! The roast is so smooth and delicious."
—Bailey S.
★★★★★
Light, fruity, delicious
"For those who don't love burnt coffee beans, this is a coffee for you. It's light, and the flavor profile changes in a good way as it cools. Price is Right as well."
—Jacob T.
★★★★★
Incredible
"Very robust flavor, well balanced, and nicely packaged."
—Jedidiah H.
COFFEE
BLONDE BEAR
LOCALLY ROASTED IN MONTANA
LOVE ONE ANOTHER
MAZEVO COFFEE

**These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.*

WHY INVEST

Invest in the "Mazevo Difference"


MAZEVO COFFEE
Be a light in your community
–invest in Mazevo Coffee!

Investing in Mazevo Coffee means joining a proven concept. With eight years of building a a venture we're proud of and adapting to a dynamic market, Mazevo is ready to expand its footprint and refine its backend systems for seamless management. Funds will fuel the construction of new stores and the streamlining of logistics.

As an investor, you'll be part of "*The Mazevo Difference*", supporting a brand that combines quality, convenience, and community impact.

Be a light in your community–invest in Mazevo Coffee!

ABOUT

HEADQUARTERS
5229 KING AVE W
BILLINGS, MONTANA 59106

WEBSITE
View Site

Mazevo Coffee, inspired by the Greek word for 'to gather,' revolutionizes the drive-thru coffee experience with a focus on quality, convenience, and community. Founded in a Montana garage by Tyler, Daniel, and Damion in 2016. With six thriving locations in Montana, one new shop under construction, and another in negotiations, Mazevo is on track to open two more stores in 2024, enhancing our mission to gather communities over handcrafted coffee.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Mazevo Coffee.

$500

Reservation Bonus

Reservation Holders in the Testing the Waters Page will receive 5% bonus shares.

Select

JOIN THE DISCUSSION

GB

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

WHY STARTENGINE?

REWARDS

We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE

Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS

Invest in over 200 start-ups and collectibles!

FAQS